MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C., V6B 2X6

Tel: (604) 689-1659
Fax: (604) 689-1722

May 16, 2005

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Attention: H. Roger Schwall, Assistant Director
Division of Corporate Finance
Washington, D.C. 20549-0405
U.S.A.

Re:	Miranda Gold Corp
Form 20-F for the year ended August 31, 2004
File No. 0-27760

Dear Sirs:

Further to your letter dated April 13, 2005 and our telephone conversation with Tracie on May 4, 2005, the following are our responses to the comments set forth in your letter.

Information on the Company, page 4

B.	Business Overview, page 6

1.
You state that the Company is engaged in the acquisition, exploration, and development of mineral properties. As you do not have “reserves,” as defined in Industry Guide 7(a)(1), you should limit your discussion of business activities to that of an “exploration stage” enterprise, until such time that you have “reserves” and are able to enter the development stage. Please revise your document to remove all passages suggesting that you may have progressed beyond the “exploration stage.”

The following section in the business overview:

The Company is a natural resource company engaged in the acquisition, exploration and development of mineral properties. The Company’s primary focus is on gold exploration in Nevada. The Company has varying interests in a number of mineral properties located in Nevada. The Company plans to explore and develop its mineral properties or joint venture them to other companies for their further development.

Has been replaced with:

The Company is a natural resource company engaged in the exploration of mineral properties located in the State of Nevada. The Company has varying interests in a number of mineral properties located in Nevada. The Company plans to explore and develop its mineral properties or joint venture them to other companies for their further development.

Financial Statements

General

2.
We note your disclosure on page 6, indication that all currency amounts in your report are in Canadian dollars. Your financial statements are not labeled sufficiently to convey this fact. Please revise your document to clearly identify the currency in which your financial statements are prepared in the header on each page of your financial statements.

We have revised the financial statements to include “Stated in Canadian Dollars” in the header of each page.

3.	Each page of your financial statements should be prominently labeled, identifying your Company as an exploration stage enterprise.

We have revised the financial statements to identify the Company as an exploration stage company.

Statement of Cash Flows, page F-5

4.
We note in your reconciliation of net loss to net cash used by operating activities that you present a subtotal of net loss adjusted for various charges and credits, above total net cash used by operating activities. We are unable to locate any provision for this item in CICA Handbook Section 1540. From a US reporting prospective, we consider the measure to be non-GAAP in nature inappropriate for presentation in the financial statements. Please revise your presentation to eliminate the subtotal, or supplementally explain to us the significance that you impart to the measure.

We have revised the statements of cash flows to eliminate the subtotal.

Note 9 – Material Differences between Canadian and United States Generally Accepted Accounting Principles (GAAP), page F-27

5.	We were unable to map certain amounts included in the reconciliation of differences between US and Canadian GAAP to your financial statements or notes. For example, the deduction of mineral property costs and deferred exploration expenditures from net losses for the years presented on page F-27 do not appear to agree to the mineral property costs and deferred exploration expenditures appearing in your various schedules under Note 4. There appear to be similar differences related to the reconciling items for option payments and mineral property costs written off. Please provide us with a schedule reconciling all adjustments on page 27 to the balances for mineral properties and deferred exploration expenditures appearing on the Balance Sheet, related charges presented in your Statements of Operations, and the corresponding items in Note 4.

We attach a schedule reconciling the adjustments on page F-27 to the balances of mineral properties and deferred expenditures appearing on the balance sheet and statement of operations, and to the items in Note 4 to the financial statements.

6.
As you are an exploration stage enterprise, the cumulative inception-to- date information specified in SFAS 7 is a required part of your U.S. GAAP information. We consider such information to be part of the primary financial information. If you have correctly concluded that the disclosures specified under AcG-11 are not applicable, the U.S. GAAP cumulative information may be presented without reconciliation from Canadian GAAP.

We have added the cumulative since inception-to-date information to Note 10 (previously Note 9) to the financial statements. As the cumulative-to-date information is not obligatory disclosure under CICA Accounting Guideline AcG11, we have chosen to present the information as part of the US-Canadian GAAP reconciliation items.

7.
Please identify the specific line items in your primary financial statements reflecting the reconciling items for shares and warrants issued for other than cash, and acquisition of investments for non-cash proceeds, appearing on page F-28.

In Note 4 and Note 5, we have identified, by line, items for which shares and warrants were issued, as well as for the acquisition of investments for non-cash proceeds.

Exhibits

8.	The certification you filed as exhibit 32-2 appears to inappropriately reference your fiscal year ended August 31, 2003. Please file a current certification.

A current certification has been filed.

9.
We were unable to locate a certifications signed by Kenneth Cunningham pursuant to Rules13a-14(a)/15-d-14(a) of Regulation S-K and Section 1350 of Chapter 63 of Title 18 of the United States Code. Please comply with your reporting obligations.

We have filed a certification signed by Kenneth Cunningham pursuant to Rules 13a-14(a)/15-d-14(a) of Regulation S-K and Section 1350 of Chapter 63 of Title 18 of the United States Code.